LEXINGTON REALTY TRUST
One Penn Plaza, Suite 4015
New York, NY 10119-4015

July 16, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Eric McPhee, Staff Accountant

Re:	Lexington Realty Trust Lepercq Corporate Income Fund L.P. Form 10-K for the fiscal year ended December 31, 2014 Filed February 26, 2015 File Nos. 001-12386 and 033-04215
Dear Mr. McPhee:
This letter sets forth the response of Lexington Realty Trust (“Lexington” or “we”) to the Staff's comment letter, dated July 2, 2015, in connection with the Staff's review of the Form 10‑Ks for the fiscal year ended December 31, 2014 of Lexington and Lepercq Corporate Income Fund L.P. (“Lepercq”) (as applicable, the “Form 10-K”). Capitalized terms used herein and not otherwise defined herein have the meanings specified in the Form 10-K, as applicable. For your convenience, we have repeated the Staff's comment prior to our response below.
Form 10-K for the year ended December 31, 2014

Consolidated Balance Sheets, page 61

1.	Please tell us what gave rise to the significant increase in Rent receivable – deferred during 2014, and clarify how these amounts are accounted for.

Lexington and Lepercq invest in single-tenant net-leased assets many of which have annual fixed-rate escalation clauses. Due to these annual fixed-rate escalations, rent is not paid on a straight-line basis. Per Financial Accounting Standards Board ASC 840-20-25-1, lessors should account for leases with fixed-rate escalations on a straight-line basis, see footnote 2 in the respective Form 10-K for the revenue recognition policy. The difference between the rental revenue recognized on a straight-line basis and the current contractual rent due is accounted for on the balance sheet as Rent receivable – deferred.

__________________________________________________________
Tel: (212) 692-7200 ● Fax: (212) 594-6600 ● Website: www.lxp.com

Securities and Exchange Commission
July 16, 2015

The significant increase in Rent receivable – deferred at December 31, 2014 as compared to December 31, 2013 relates primarily to the impact of the acquisition of single-tenant net-leased assets subject to long-term leases (greater than 10 years) with fixed-rate escalation clauses in 2014 and the fourth quarter of 2013. See footnote 4 in Lexington's Form 10-K and footnote 3 in Lepercq's Form 10-K for the year ended December 31, 2014 for the disclosure of the acquisitions in 2014 and 2013.

*        *        *

At the request of the Staff, each of Lexington and Lepercq acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would greatly appreciate your prompt attention in resolving any remaining open issues. If you have any questions regarding the responses to the Staff's comments, please call the undersigned at (212) 692-7215.

Sincerely,
/s/ Patrick Carroll
Patrick Carroll, Chief Financial Officer

cc:    Elizabeth Noe, Esq., Paul Hastings LLP